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                          Broadband Parent Corporation
                             11450 Technology Drive
                             Duluth, Georgia 30097

                                                                    May 23, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Candace Cavalier


         RE: Application to Withdraw Registration Statement on Form S-4 Broadband Parent Corporation ("Broadband Parent") --
               SEC File No. 333-58954

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Broadband Parent hereby requests that an order granting the withdrawal of the above-referenced registration statement, originally filed on April 13, 2001 (the "Registration Statement"), be issued by the Securities and Exchange Commission as soon as possible.

         The Registration Statement was filed under the CIK of Broadband Parent's parent, ANTEC Corporation, and the Staff of the Commission, by letter dated May 18, 2001, has requested that the Registration Statement be withdrawn and refiled under a new CIK for Broadband Parent.

         Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to W. Brinkley Dickerson, Jr., Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.

         If you have any questions regarding this application, please contact me at (678) 473-8129.


                                    Sincerely,

                                    Broadband Parent Corporation

                                    By:       /s/ Lawrence Margolis
                                       -----------------------------------
                                                Lawrence Margolis


cc: W. Brinkley Dickerson, Jr.